Jefferies LLC

520 Madison Avenue

New York, New York 10022

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

William Blair & Company, L.L.C.

150 N. Riverside Plaza

Chicago, Illinois 60606

October 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	LogicBio Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-227523
Request for Acceleration

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 10, 2018 and the date hereof, approximately 488 copies of the Preliminary Prospectus dated October 9, 2018 were distributed to institutional investors, prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern time, on October 18, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours, JEFFERIES LLC

By:	/S/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/S/ Joseph Lombardo
Name: Joseph Lombardo
Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/S/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Equity Capital Markets

As Representatives of the several Underwriters

[Signature Page to Acceleration Request of the Underwriters]